                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 _____________
                                AMENDMENT NO. 5
                                      to
                                  SCHEDULE TO
                                (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 Courtyard by Marriott II Limited Partnership
                           (Name of Subject Company)

                              CBM II Holdings LLC
                             CBM Joint Venture LLC
                         Marriott International, Inc.
                              MI CBM Investor LLC
                       Rockledge Hotel Properties, Inc.
                           Host Marriott Corporation
                              Host Marriott, L.P.
                     (Names of Offerors and Other Persons)

                    Units of limited partnership interests
                        (Title of Class of Securities)
                                     None
                     (CUSIP Number of Class of Securities)

             W. Edward Walter                        Ward R. Cooper
      Rockledge Hotel Properties, Inc.         Marriott International, Inc.
          10400 Fernwood Road                       Dept. 52/923.23
       Bethesda, Maryland 20817                  10400 Fernwood Road
            (301) 380-9000                     Bethesda, Maryland 20817
                                                    (301) 380-3000

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                 _____________

                                   Copies to:

                  J. Warren Gorrell, Jr.                                David G. Pommerening
                    Bruce W. Gilchrist                                  O'Melveny & Myers LLP
                   Hogan & Hartson LLP                        Columbia Square, 555 Thirteenth Street, N.W.
       Columbia Square, 555 Thirteenth Street, N.W.                  Washington, D.C. 20004-1109
                Washington, D.C. 20004-1109                                 (202) 383-5300
                    (202) 637-5600

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [_]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  TENDER OFFER

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2000 (as amended, the "Schedule TO") in connection with an offer by CBM II Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership") other than units owned by the general partner, at $ 147,959 per unit, or a net amount per unit of approximately $119,000 after payment of court-awarded attorneys' fees and expenses (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000 and the related Proof of Claim, Assignment and Release (collectively, the "Purchase Offer and Consent Solicitation"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.

ITEM 4.   TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     On September 18, 2000, Marriott International and Rockledge issued a joint press release announcing the extension of the Purchase Offer to 12:00 midnight, New York City time, on Friday, September 22, 2000. The Purchase Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, September 15, 2000. A copy of the joint press release issued by Marriott International and Rockledge with respect to the foregoing is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

    (a)(7)   Joint Press Release issued on September 18, 2000.

                                  SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  September 18, 2000          CBM II HOLDINGS LLC
                                   By: CBM Mezzanine Borrower LLC
                                        By: CBM Joint Venture LLC

                                            By: Rockledge Hotel Properties, Inc.


                                            By: /s/ C. G. Townsend
                                                ------------------------
                                                Name: C.G. Townsend
                                                Title: Vice President


                                            By: MI CBM Investor LLC


                                            By: /s/ C.B. Handlon
                                                ------------------------
                                                Name:  Carolyn B. Handlon
                                                Title: Manager and Treasurer


                                   CBM JOINT VENTURE LLC
                                   By:  Rockledge Hotel Properties, Inc.


                                        By: /s/ C.G. Townsend
                                            ------------------------
                                                Name:  C.G. Townsend
                                                Title: Vice President


                                   By:  MI CBM Investor LLC


                                        By: /s/ C.B. Handlon
                                            ------------------------
                                                Name:  Carolyn B. Handlon
                                                Title: Manager and Treasurer


                                   MARRIOTT INTERNATIONAL, INC.


                                   By: /s/ C.B. Handlon
                                       ------------------------
                                       Name: Carolyn B. Handlon
                                       Title: Vice President and Treasurer

                                   MI CBM INVESTOR LLC


                                   By: /s/ C. B. Handlon
                                       ------------------------

                                       Name: Carolyn B. Handlon
                                       Title: Manager and Treasurer


                                   ROCKLEDGE HOTEL PROPERTIES, INC.


                                   By: /s/ C.G. Townsend
                                       ------------------------
                                       Name: C.G. Townsend
                                       Title: Vice President

                                   HOST MARRIOTT CORPORATION

                                   By: /s/ C. G. Townsend
                                       ------------------------
                                       Name:  C. G. Townsend
                                       Title: Senior Vice President

                                   HOST MARRIOTT, L.P.

                                   By: Host Marriott Corporation

                                        By: /s/ C. G. Townsend
                                            ------------------------
                                            Name: Christopher G. Townsend
                                            Title: Senior Vice President

                                   COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP

                                   By: CBM Two LLC


                                        By: /s/ C. G. Townsend
                                            ------------------------
                                            Name: C. G. Townsend
                                            Title: Executive Vice President

                                 EXHIBIT INDEX

(a)(7)    Joint Press Release issued on September 18, 2000.